UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 001-15014

SUN LIFE FINANCIAL INC.

(Translation of registrant’s name into English)

1 York Street, 31st Floor, Toronto, Ontario, M5J 0B6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☒

Exhibit 99.1 of this Form 6-K is incorporated by reference into the registrant’s registration statement on Form S-8 (File No. 333-269768).

Exhibits	Description

99.1	Sun Life Financial Inc. Amended and Restated Executive Stock Option Plan dated January 30, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sun Life Financial Inc. (Registrant)

Date: February 13, 2025	By:	/s/ Tracie Allan
Tracie Allan
Vice-President & Associate General Counsel